UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

JEFFERIES GROUP LLC

(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	95-4719745 (I.R.S. Employer Identification No.)
520 Madison Avenue, New York, NY 10022 (Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:                        Not applicable

Securities to be registered pursuant to Section 12(g) of the Exchange Act:	Limited Liability Company Interests

Item 1. Description of Registrant’s Securities to be Registered

The following is a summary of the material provisions of the Limited Liability Company Agreement of Jefferies Group LLC, which we refer to as our operating agreement, and certain relevant provisions of the Delaware Limited Liability Company Act, or the Act. As of March 1, 2013, all of our outstanding limited liability company interests were held by Limestone Merger Sub LLC, a wholly-owned subsidiary of Leucadia National Corporation, and are not listed or quoted on any exchange or other securities market. References to “member” below are to holders of our outstanding limited liability company interests admitted as members of the Company in accordance with the operating agreement.

General

Our operating agreement authorizes our board of directors to issue an unlimited number of additional limited liability company interests of a single class for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any members.

Upon payment in full of the consideration payable with respect to our limited liability company interests, as determined by our board of directors, the holders of such interests will not be liable to us to make any additional capital contributions with respect to such interests (except as otherwise required by Sections 18-607 and 18-804 of the Act).

Distributions

Our board of directors may cause us to distribute any cash held by it to the extent such cash distribution is not in violation of Sections 18-607 or 18-804 of the Act or other applicable law to our members at any time.

Liquidation

Upon our dissolution, liquidation or winding up, members shall be entitled to receive, after paying or making reasonable provision for all of the our creditors to the extent required by Section 18-804 of the Act (and subject to any preferred or other equity interests we may issue in the future), the remaining funds of the Company on a pro-rata basis.

Our Operating Agreement

Duties of Officers, Directors and Manager

Our operating agreement provides that our business and affairs will be managed under the direction of our board of directors, which will have the power to appoint our officers. Our operating agreement further provides that our board of directors may exercise all powers of the Company and do all such lawful acts that are not directed or required under the operating agreement to be exercised or done by the members and shall have the right and authority to take all actions that the board of directors deems necessary, useful or appropriate for the management and conduct of the business of the Company. Finally, our operating agreement provides that the fiduciary duties and obligations owed to us and to our members by our officers and directors is similar to the respective duties and obligations owed by officers and directors of a corporation organized under the General Corporation Law of the State of Delaware (“DGCL”) to their corporation and stockholders, respectively. Neither our members, nor their affiliates, will owe any duties to our other members, other than the implied contractual covenant of good faith, and their sole duties shall be limited to the contractual duties imposed by our operating agreement.

Board of Directors; Election of Directors

The size of our board of directors will be determined, and the directors will be designated, by our members or board of directors. Directors serve until their successors are duly elected and qualified, or until their earlier death, resignation or removal from office. Any vacancy on our board of directors, including any vacancy arising from the creation of a new directorship, may be filled by our members. A director may be removed from the board of directors, with or without cause, at any time by the members. The board of directors may designate one or more committees thereof.

Our board of directors currently consists of seven directors. Each director will be designated as a “manager” within the meaning of Section 18.101(10) of the Act.

Voting Rights

Our members will have no voting rights except with respect to the following matters specifically set forth in our operating agreement, each of which must be approved by all members:

(a)        our dissolution (to the fullest extent permitted by law) or liquidation, in whole or in part;

(b)        the filing of a petition seeking or consenting to reorganization or relief under any applicable federal or state bankruptcy law;

(c)        consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or a substantial part of our property;

(d)        our merger, conversion or consolidation with any other entity;

(e)        the sale of all or substantially all (which shall have the meaning given to such term in the jurisprudence interpreting and applying Section 271 of the DGCL, as if the Company were a Delaware corporation, as such jurisprudence may continue to develop) of our assets; or

(f)        any amendment or restatement or termination of our operating agreement.

Exculpation and Indemnification of Officers and Directors

Our operating agreement provides that our officers and directors will not be liable to us or our members for an act or omission if such act or omission is performed or omitted by such officer or director in good faith on behalf of the Company and in a manner reasonably believed to be or not opposed to the best interests of the Company. Our officers and directors may be entitled to indemnification from us, in such manner as approved by our board of directors in its sole discretion, for any losses incurred by an officer or director by reason of the fact that such person was an officer or director of the company or serving as an officer, director or trustee of another enterprise at the request of the Company.

Indemnification under our operating agreement may also include the right to be paid the expenses and costs incurred in defending civil, criminal, administrative or investigative claim, action, suit or proceeding in advance of the final disposition of such claim, action, suit or proceeding, subject to authorization by our board of directors in its sole discretion, upon receipt of an undertaking in writing by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in the Operating Agreement.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve:

•	consent of all of the members to dissolve us;
•	upon the entry of a decree of judicial dissolution of us; or
•	at any time that we no longer have any members, unless our business is continued in accordance with Delaware law.

Limited Liability

Delaware law provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of Delaware law will be liable to the company for three years for the amount of the distribution. Under Delaware law, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under Delaware law, an assignee who becomes a substituted member of a company is liable for the obligations of the assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from our operating agreement.

Item 2. Exhibits

Exhibit No.	Exhibit Description

4.1	Certificate of Conversion of Jefferies Group LLC, effective as of March 1, 2013 (filed as Exhibit 3.1 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).

4.2	Certificate of Formation of Jefferies Group LLC, effective as of March 1, 2013 (filed as Exhibit 3.2 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).

4.3	Limited Liability Company Agreement of Jefferies Group LLC, dated as of March 1, 2013 (filed as Exhibit 3.3 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JEFFERIES GROUP LLC

Date: March 1, 2013	By:	/s/ Roland T. Kelly
Name: Roland T. Kelly
Title: Assistant Secretary

Exhibit Index

Exhibit No.	Exhibit Description

4.1	Certificate of Conversion of Jefferies Group LLC, effective as of March 1, 2013 (filed as Exhibit 3.1 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).

4.2	Certificate of Formation of Jefferies Group LLC, effective as of March 1, 2013 (filed as Exhibit 3.2 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).

4.3	Limited Liability Company Agreement of Jefferies Group LLC, dated as of March 1, 2013 (filed as Exhibit 3.3 to Jefferies Group LLC’s Current Report on Form 8-K, filed on March 1, 2013).